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06004525

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 66173

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/05___ AND ENDING ___12/31/05___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chickasaw Securities, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

6075 Poplar Avenue, Suite 402
                               (No. and Street)

Memphis   TN   38119
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Geoffrey P. Mavar   (901) 537-1890
                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hoff, Davis & Dilley, PLC
                    (Name – *if individual, state last, first, middle name*)

6263 Poplar, Suite 502   Memphis   TN   38119
  (Address)   (City)   (State)   (Zip Code)

PROCESSED

APR 18 2006

THOMSON
FINANCIAL

RECEIVED
FEB 27 2006
WASH. D.C. 203

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, ___Geoffrey P. Mavar_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Chickasaw Securities, LLC_____, as of ___December 31_____, 20__05___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

DEBRA MCADOO
STATE
OF
TENNESSEE
NOTARY
PUBLIC
SHELBY COUNTY

_____
Signature

_____
Principal / CFO
Title

MY COMMISSION EXPIRES:
December 22, 2009

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

 **CYPRESS**

February 24, 2006

United States Securities and Exchange Commission
San Francisco District Office
44 Montgomery Street, Suite 2600
San Francisco, CA 94104-4691
Attention: Marcus Chan
Chief, Branch of Broker-Dealer Examinations

RE: Cypress Capital Corporation – SEC File No. 8-49911

Dear Mr. Chan:

This letter responds to your communication of January 26, 2006, regarding the results of your recent examination of our firm.

With respect to your comments regarding NASD Rule 3010(b) – Written Supervisory Procedures, I am pleased to report that Cypress Capital Corporation has adopted new Written Supervisory Procedures, substantially in the draft format provided to your examiner. Furthermore, we have engaged a local compliance consulting firm to assist in completing our annual internal compliance inspection. In conjunction with this process we intend to further refine our Written Supervisory Procedures to ensure that they accurately reflect our business and that they address all applicable rules and regulations.

With respect to your comments regarding NASD Rule 3010 – Supervision, the firm currently providing electronic storage in WORM format for us has developed an interface whereby we can access a copy of the incoming and outgoing e-mail accounts of our registered representatives. I have initiated a review process which will encompass approximately 10% of all incoming and outgoing e-mail. Each message reviewed will be printed, initialed, and dated by the reviewer. I am currently in the process of completing this review for the period from January 1, 2006 to the present date, and will perform this review on a monthly basis.

Please contact me if you should require any additional information.

Sincerely,

Daniel Rael
Director of Compliance and Administration
Cypress Capital Corporation

CC: Rosalind R. Tyson, SEC, Los Angeles
        John Guidroz, SEC, Washington, DC
        Elizabeth Owens, NASD, San Francisco

Chickasaw Securities, LLC

(A Wholly Owned Subsidiary of Chickasaw Capital Management, LLC)

Financial Statements and Schedules

December 31, 2005

(With Independent Auditor's Report Thereon)

Chickasaw Securities, LLC

(A Wholly Owned Subsidiary of Chickasaw Capital Management, LLC)

Index

December 31, 2005

JOSEPH L. HOFF, CPA
JERRY J. DAVIS, CPA
JAMES M. DILLEY, CPA

TELEPHONE
(901) 761-4140
FACSIMILE
(901) 685-5106

Independent Auditor's Report

The Member
Chickasaw Securities, LLC

We have audited the accompanying statement of financial condition of Chickasaw Securities, LLC, a wholly-owned subsidiary of Chickasaw Capital Management, LLC, (the Company) as of December 31, 2005, and the related statements of operations, changes in member's equity, changes in liabilities subordinated to creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chickasaw Securities, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on pages 12 through 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 15a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hoff, Davis & Dilley, PLC

Memphis, Tennessee
February 1, 2006

Chickasaw Securities, LLC

(A Wholly Owned Subsidiary of Chickasaw Capital Management, LLC)

Statement of Financial Condition

December 31, 2005

Assets

Cash and cash equivalents	$147,098
Receivable from clearing organization	8,685
	$155,783

Liabilities and Member's Equity

Liabilities	
Payable to affiliate	$ 35,375
	35,375
Member's Equity	120,408
	$155,783

See accompanying notes and independent auditor's report.

4

Chickasaw Securities, LLC

(A Wholly Owned Subsidiary of Chickasaw Capital Management, LLC)

Statement of Operations

For the Year Ended December 31, 2005

Revenues	
Commissions and trading gains	$813,145
Interest and dividend income	3,585
	816,730
Expenses	
Brokerage and clearing costs	66,854
Professional fees	9,663
Service fee	572,421
Registered representative bonuses	154,347
Other selling, general and administrative expenses	26,948
	830,233
Net loss	$(13,503)

See accompanying notes and independent auditor's report.

(A Wholly Owned Subsidiary of Chickasaw Capital Management, LLC)

Statement of Changes in Member's Equity

For the Year Ended December 31, 2005

Member's equity at December 31, 2004	$133,911
Net loss	(13,503)
Member's equity at December 31, 2005	$120,408

See accompanying notes and independent auditor's report.

Chickasaw Securities, LLC

(A Wholly Owned Subsidiary of Chickasaw Capital Management, LLC)

Statement of Changes in Liabilities Subordinated to Claims of Creditors

For the Year Ended December 31, 2005

Subordinated borrowings at December 31, 2004	$ -
Increases	-
Decreases	-
Subordinated borrowings at December 31, 2005	$ -

See accompanying notes and independent auditor's report.

Chickasaw Securities, LLC

(A Wholly Owned Subsidiary of Chickasaw Capital Management, LLC)

Statement of Cash Flows

For the Year Ended December 31, 2005

Operating Activities:		
Net income (loss)		$(13,503)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities		
Changes in operating assets and liabilities		
Receivable from clearing organization	$ (2,614)	
Payable to affiliate	(64,848)	
Total adjustments		(67,462)
Net cash provided by (used in) operating activities		(80,965)
Cash and cash equivalents beginning of period		228,063
Cash and cash equivalents end of period		$147,098
Supplemental disclosures:		
Interest paid		$ 58
Income taxes paid		$ -

See accompanying notes and independent auditor's report.

Note (1) - <u>Summary of Significant Accounting Policies</u>

    (A) <u>Organization and Nature of Business</u>

        Chickasaw Securities, LLC (the Company) is a limited liability company formed on October 1, 2003 under Delaware law. The Company is a fully disclosed broker-dealer of investment securities with operations beginning on March 1, 2004. Primarily, the Company is a retail broker, and serves clients in a multi-state area. Since the Company is a fully disclosed broker-dealer, substantially all of its transactions are cleared through a clearing firm. The Company is a wholly owned subsidiary of Chickasaw Capital Management, LLC.

    (B) <u>Net Capital Requirements</u>

        Pursuant to the net capital requirements of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital of $50,000 as defined in the rules and regulations. The rule prohibits a broker-dealer from allowing its aggregate indebtedness to exceed fifteen times its net capital. In addition, the Company may not allow withdrawal of equity capital if its aggregate indebtedness exceeds ten times its net capital as defined under the rule. At December 31, 2005, the Company had net capital of $116,408 after all required deductions and a ratio of aggregate indebtedness to net capital of 0.30 to 1 at December 31, 2005.

    (C) <u>Clearing Arrangement</u>

        All customer accounts, other than certain mutual funds, are carried with Bear Stearns Securities Corp. (Bear Stearns), a member of the New York Stock Exchange. The Company's commissions are collected by Bear Stearns, as the Company's clearing firm. The clearing firm remits the commissions, net of clearing charges, to the Company on a monthly basis, in the month following the date of the transactions.

    (D) <u>Customer Transactions</u>

        The Company does not hold any securities in safekeeping for its clients.

    (E) <u>Cash Equivalents</u>

        Cash equivalents include short term, highly liquid investments having original maturities of three months or less that are both readily convertible to known amounts of cash or are so near to maturity that they present insignificant risk of changes in value because of changes in interest rates.

Note (1) - Summary of Significant Accounting Policies (continued)

(F) Deposits with Clearing Organization

Included in cash and cash equivalents is a special deposit account that Bear Stearns requires the Company to maintain on deposit with a minimum of $100,000 in cash or equivalent. This deposit is maintained in a separate interest bearing account. At December 31, 2005, the balance in this special deposit account amounted to $103,440.

(G) Income Taxes

The Company is included in the consolidated federal partnership return of income of Chickasaw Capital Management, LLC, and is not subject, as an entity, to the payment of federal income taxes. The Company does file a separate Tennessee Franchise and Excise Tax Return and is subject to Tennessee franchise and excise taxes.

(H) Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Note (2) - Related Party Transactions

The Company has a service agreement with its parent, Chickasaw Capital Management, LLC (CCM), whereby CCM provides administrative, office and management services for the Company. In exchange for these services, the Company pays a monthly service fee of $1,000 to CCM plus 90% of the monthly net operating income of the Company as defined by the agreement.

Service fee expense for the year ended December 31, 2005 amounted to $572,421. In addition, the amount due to CCM at December 31, 2005 for the December service fee amounted to $35,376.

The members of CCM received $154,347 in registered representative bonuses from the Company during the year ended December 31, 2005.

Note (3) - Current Vulnerability due to Certain Concentrations

The Company operates in a heavily regulated environment. The operations of the Company are subject to the administrative directives, rules and regulations of federal, state and other regulatory agencies. Such administrative directives, rules and regulations are subject to varying interpretations. Additionally, these administrative directives, rules and regulations are subject to change by an act of congress or an administrative change mandated by the agencies.

Chickasaw Securities, LLC

(A Wholly Owned Subsidiary of Chickasaw Capital Management, LLC)

Computation of Net Capital Under Rule 15(c)3-1(a)(1)
Under the Securities Exchange Act of 1934

December 31, 2005

Total capital per financial statements	$120,408
Deductions:	
Fidelity bond deductible in excess of $6,000	(4,000)
Net capital before haircuts	116,408
Haircuts	-
Net capital	$116 408

Computation of Basic Net Capital Requirement

Aggregate indebtedness	$ 35,375
Net capital requirement	$ 50,000
Net capital in excess of minimum requirement	$ 66,408
Aggregate indebtedness to net capital	0.30 to 1

See accompanying notes and independent auditor's report.

(A Wholly Owned Subsidiary of Chickasaw Capital Management, LLC)

Reconciliation of Net Capital Computation

December 31, 2005

Net capital as reported on unaudited FOCUS report at December 31	$116,408
Audit adjustments to increase (decrease) net capital: None	-
Net capital - audited	$116,408

See accompanying notes and independent auditor's report.

HOFF, DAVIS & DILLEY, PLC

CERTIFIED PUBLIC ACCOUNTANTS

6263 POPLAR AVENUE, SUITE 502

MEMPHIS, TENNESSEE 38119

JOSEPH L. HOFF, CPA
JERRY J. DAVIS, CPA
JAMES M. DILLEY, CPA

TELEPHONE
(901) 761-4140
FACSIMILE
(901) 685-5106

Independent Auditor's Report on Internal
Accounting Control of a Broker-Dealer Claiming
an Exemption from SEC Rule 15c3-3

The Member
Chickasaw Securities, LLC

In planning and performing our audit of the financial statements of Chickasaw Securities, LLC (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be a material weakness as defined above. Other weaknesses (which were not considered material weaknesses) were noted, and these weaknesses have been separately communicated to Management.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the management, the Securities and Exchange Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties

Hoff, Davis + Dilley, PLC

Memphis, Tennessee
February 1, 2006